SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

January 16, 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 - 69
BOGOTA - COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Clarification by Ecopetrol

As a result of information published by the Peruvian media regarding a supposed acquisition of a company operating in Peru by a consortium of companies including Ecopetrol, the Company would like to clarify that to date no transaction has been executed and that it continues to explore different opportunities in Peru and throughout the region.

As part of its internationalization plan, Ecopetrol has analyzed investment options in a number of countries, including Peru, where one of its affiliates has operations and participation in a number of exploration blocks.

Bogotá D.C., January 16, 2009

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four chief oil companies in Latin America. Besides Colombia, where over 60% of domestic production is concentrated, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico).  Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country and it is considerably increasing its participation in biofuels.

Investor Relations Officer
Alejandro Giraldo
Phone: +571 234 4988 , +571 234 5190
Fax: +571 234 5628
Email alejandro.giraldo@ecopetrol.com.co , investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571 234 5377
Fax: +571 234 4480
Email: mtellez@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  January 16, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer